March 21, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form S-1/A

Filed January 4, 2019

File No. 333-224927

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 15, 2019 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 4, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and corresponding disclosures throughout. We have also obtained new counsel to provide exhibit 5.1 which is attached herein. Accordingly, we have revised the section titled, “Interests of Named Experts and Counsel.”

SEC Comment(s) Analysis

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 6

1. Refer to prior comment 3. Given that you will provide consultation services through your CEO to improve the effectiveness of your clients' ICOs, we continue to believe that your risk factors should include a comprehensive discussion of the material risks relating to:

• How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to provide consultation services;

• The anticipated time and resources required to comply with these laws and regulations;

• Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;

• Consequences of the failure to comply with such laws and regulations;

• How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and

• Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services.

Company Response:

We have amended the risk factor on page 6 so that it now reads:

The consultation services provided by our Chief Executive Officer, Takehiro Abe, pertain to the cryptocurrency industry in Japan, and as such he will need to stay informed of any and all changing regulations and laws in Japan’s cryptocurrency industry in order to adequately advise any and all consultation clients.

Our Chief Executive Officer, Takehiro Abe, intends to offer IT consulting services to clients who are seeking to better understand, or improve the effectiveness of, their ICOs. Mr. Abe has experience with creating ICOs, such as the FTV Token created on Ethereum, and intends to advise clients based on his own first hand experiences in the industry. Future international regulations, and in Japan specifically, regarding digital currency may present significant obstacles that Mr. Abe may not be qualified to assist clients in overcoming. In the event that Mr. Abe is unable to offer consulting services that are relevant to the changing digital currency industry then the Company may be forced to cease offering consulting services relating to ICOs entirely. At present, Mr. Abe intends to make sure his advice complies with all laws and regulations in the specific jurisdictions in which he intends to provide consultation services by consulting with attorneys experienced with the laws and regulations regarding trading platforms, in Japan and internationally, on a need be basis. The cost for consultation with attorneys may vary and cannot be accurately predicted at this point in time. As the Company does not, and will not, conduct any ICOs or manage any trading platform, the Company does not believe it will ever run the risk of violating laws and regulations regarding the cryptocurrency industry. However, if a client violates any such law, either through the advice of Mr. Abe or by pursuing their own business operations independently, there is the risk that the Company will lose a client, and potentially future clients as a result of acquiring an adverse reputation. This could result in a decrease in the Company’s revenue and the Company may need to reevaluate whether or not Mr. Abe will continue to provide consulting services.

Industry Overview, page 17

2. We note your response to comment 5. Given your revised disclosure throughout the prospectus indicating your focus on the information technology consulting industry, clarify your statement on page 17 that you primarily operate in the financial technology industry and the blockchain technology industry. Additionally, further revise your discussion of the applicable industry to focus on the small segment in which you plan to operate, such as leasing source code to third parties in the cryptocurrency business. Your disclosure should refer to the minimal number of cryptocurrency exchanges that have been approved by the regulatory authorities in Japan.

Company Response:

We have amended the language on page 17 which referenced the financial technology industry and blockchain technology industry, as this was a clerical error. Additionally, we have added the following disclosure to page 17:

“Currently, as of the date of this report, to the best of the Company’s knowledge there are seventeen (17) cryptocurrency exchanges that have been approved by, and registered with, the Financial Service Agency ("FSA") in Japan. As of the same date, about one hundred (100) companies that intend to register with the FSA and start to manage cryptocurrency exchanges in Japan. As such, there is a limited number of potential clients, in Japan, who would be appropriate customers for our products and specialized service (to provide source code to third parties in the cryptocurrency business). In the future we anticipate the demand for our products and services will increase.”

Description of Business

Primary Business Activity, page 19

3. We note your response to our prior comment 7. Expand your discussion of the regulation of cryptocurrencies and cryptocurrency exchanges in Japan to address any impact to you or your potential clients regarding the recent approval by Japan's Financial Services Agency providing the cryptocurrency industry with self-regulatory status.

Company Response:

We have revised our disclosure regarding Rules and Regulations on page 19 with the addition of the following information:

‘In accordance with the Payment Services Act, amended on May 17, 2018, specifically Article 63-2 “No person may engage in the Virtual Currency Exchange Service unless the person is registered with the Prime Minister.” Additionally, Articles 63-3 and 63-4 in the Payment Services Act detail the procedures that must be followed to apply for registration with the prime minister and to register as a virtual currency provider.’

Additionally, we have added the following new disclosure on page 19:

“In October 2018, Japan’s Financial Services Agency (“FSA”) granted the cryptocurrency industry self-regulatory status, permitting the Japan Virtual Currency Exchange Association (“JVCEA”) to police and sanction exchanges for any violations. The FSA approval gives the JVCEA rights to set rules to safeguard customer assets, prevent money laundering, and provide operational guidelines. The JVCEA will also be responsible for policing compliance with all imposed regulations. The JVCEA describes its duties as inspecting the security of crypto exchanges in Japan, as well other specific tasks like assessing tokens issued in an ICO. The Company believes that there is no direct impact on our business by this self-regulatory status because the Company does not intend to operate any exchange and issue any token. However, if the guidelines and regulations imposed by the JVCEA prove to be too burdensome for many potential market entrants to comply with, then the number of our potential clients will most likely decrease accordingly.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 21, 2019

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer